UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

DATA STORAGE CORPORATION

(Names of Filing Persons (Issuer and Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

23786R201

(CUSIP Number of Class of Securities)

Charles M. Piluso

Chief Executive Officer

Data Storage Corporation

244 5th Avenue, Second Floor, Suite 2821

New York, New York 10001

Telephone: (212) 564-4922

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Leslie Marlow, Esq.

Kathleen A. Cunningham, Esq.

Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 885-5000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Data Storage Corporation, a Nevada corporation, to purchase up to 6,192,990 shares of its common stock, par value $0.001 per share, at a purchase price of $5.20 per share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 2025 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address: The name of the issuer is Data Storage Corporation, a Nevada corporation (the “Company”), and the address of its principal executive office is 244 5th Avenue, Second Floor, Suite 2821, New York, New York 10001. The Company’s telephone number is (212) 564-4922. The information set forth in Section 9 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities: The information set forth under “Introduction” and in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in the Offer to Purchase under Section 7 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address: The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and in Schedule I to the Offer to Purchase is incorporated herein by reference. is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms: The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference: “Summary Term Sheet”; “Introduction”; Section 1 (“Number of Shares; Proration”); Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”); Section 3 (“Procedures for Tendering Shares”); Section 4 (“Withdrawal Rights”); Section 5 (“Purchase of Shares and Payment of Purchase Price”); Section 6 (“Conditions of the Tender Offer”); Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”); Section 13 (“Material U.S. Federal Income Tax Consequences”); Section 14 (“Extension of the Tender Offer; Termination; Amendment”); and Section 16 (“Fees and Expenses”).

(b) Purchases: The information in the “Introduction” to the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities: The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Tender Offer; Plans”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds: The information set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions: None.

(d) Borrowed Funds: None.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

 (b) Securities Transactions: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning the Company”), Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 11 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) Other Material Information. The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase dated December 8, 2025.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Notice of Withdrawal.

(a)(5)(A)	Press Release dated December 8, 2025.

(b)	Not Applicable.

(d)(1)	Data Storage Corporation 2010 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form S-8/A (File No. 333-169042) filed with the SEC on October 25, 2010).

(d)(2)	Amended and Restated Data Storage Corporation 2010 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35384) filed with the SEC on April 26, 2012).

(d)(3)	Data Storage Corporation 2021 Stock Incentive Plan (incorporated by reference to Appendix B to the Company’s Information Statement on Schedule 14C (File No. 001-35384) filed with the SEC on March 8, 2021).

(d)(4)	Representative’s Warrant dated May 18, 2021 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-35384) filed with the SEC on May 18, 2021).

(d)(5)	Form of Common Stock Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-35384) filed with the SEC on May 18, 2021).

(d)(6)	Warrant Agency Agreement, dated May 18, 2021, by and between the Company and VStock Transfer LLC (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (File No. 001-35384) filed with the SEC on May 18, 2021).

(d)(7)	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-35384) filed with the SEC on July 20, 2021).

(d)(8)	Form of Incentive Stock Option Grant Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Form S-8 (File No. 333-272399) filed with the SEC on June 5, 2023).

(d)(9)	Form of Nonqualified Stock Option Grant Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Form S-8 (File No. 333-272399) filed with the SEC on June 5, 2023).

(d)(10)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 99.4 to the Company’s Form S-8 (File No. 333-272399) filed with the SEC on June 5, 2023).

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2025

DATA STORAGE CORPORATION

By:	/s/ Charles M. Piluso
Name: Charles M. Piluso
Title: Chief Executive Officer